EXHIBIT 99.1

Qiao Xing Universal Takes Initiatives to Meet SEC and Nasdaq Governance Standard

HUIZHOU, Guandong, China, Jan.03 /Xinhua-PRNewswire/ —Qiao Xing Universal Telephone, Inc (Nasdaq:XING) today announced that on December 28, 2004, the Board of Directors adopted the resolution to appoint Mr. Sonny Hung and Professor Yi Hong Zhang as two new independent directors and members of the Audit Committee . At the same time, the Board has accepted the resignation of Mr. Wu Rui Lin as a member of the Audit Committee.

“As a foreign private issuer, although we are not required to meet such mandatory corporate governance requirement until July 31, 2005, we have taken this initiative as one of our steps forward pertaining to XING’s Corporate Transparency and Governance Program.” Mr. Wu Rui Lin, Chairman of the Board of Directors of XING, commented.

“The Company now has a board of directors comprised of seven directors, four (majority of the Board of Directors) of whom are independent under Rule 4200. Also, the Company now has and will continue to have an audit committee of three members, comprised solely of independent directors, each of whom is qualified according to appropriate rule under the Securities Act and rules or requirement by NASDAQ. In addition, Mr. Sonny Hung and Professor Yi Hong Zhang are both qualified as the Audit Committee financial expert as defined by Nasdaq and SEC.

“The Board is having honor to invite Mr. Sonny Hung and Professor Yi Hong Zhang to join as Independent Non-Executive Directors. I am confident that they will have significant contribution in the areas of financial management, internal controls and disclosure transparency which are worthy of a company that is growing so fast.”

About Mr. Sonny Hung and Mr. Yi Hong Zhang:

Mr. Hung has over 15 years of extensive experience in banking, finance and investment. Prior to joining Man Sang Holdings Inc. (OTCBB: MSHI), Mr. Hung had worked in Hong Kong and Shanghai Banking Corporation and Dah Sing Bank. Mr. Hung holds double Bachelor Degree of Science in Finance and Banking, and Master Degree in Business Administration.

Mr. Yi Hong Zhang is a professor of Jinan University and Zhongshan University with professional qualification of CCPV (Chief Certified Public Valuator). He is currently the Special Assistant to the General Manager of the China Consultant of Accounting and Financial Management Co., Ltd (CCAFM) and acts as Guangzhou Office Chief of CCAFM

About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China.

In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

     Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

     For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com

SOURCE Qiao Xing Universal Telephone, Inc.

-0-	03/01/2005

     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /

     /Web Site: http://www.cosun-xing.com

     (XING)